1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 14, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:     2011/06/14

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title: Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2011/05/13 : To announce the Cloud Storage System, etc. acquisition with total amount exceeding NT$300 million

2. Announcement on 2011/05/18 : The Company signs a MOU for cloud computing with China Telecom

3. Announcement on 2011/06/09 : To announce the acquisition of Taiwan Power Company Corporate Bonds

4. Announcement on 2011/06/10 : The Company announces its unaudited revenue for May 2011

5. Announcement on 2011/06/10 : May 2011 sales

Exhibit 1

To announce the Cloud Storage System, etc. acquisition with total amount exceeding NT$300 million

Date of events: 2011/05/13

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): the Cloud Storage System, etc.

2. Date of the occurrence of the event: 2010/05/14~2011/05/13

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$345,876,629

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa System Integration Co., Ltd. (the related party)

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: The reason for choosing the related party as trading counterpart is in accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: The construction of telecommunication

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

Exhibit 2

The Company signs a MOU for cloud computing with China Telecom

Date of events: 2011/05/18

Contents:

1. Date of occurrence of the event: 2011/05/18

2. Counterparty to the contract or commitment: China Telecom

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2011/05/18 ~ 2012/05/17

5. Major content (not applicable where rescinded): Chunghwa Telecom signs a MOU for cloud computing with China Telecom.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Beneficial to the company’s business development.

8. Concrete purpose/objective (not applicable where rescinded): Both companies to promote cloud technologies and innovative services.

9. Any other matters that need to be specified: None

Exhibit 3

To announce the acquisition of Taiwan Power Company Corporate Bonds

Date of events: 2011/06/09

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Taiwan Power Company Corporate Bonds (Code: B903TB, B903R9)

2. Date of occurrence of the event: 2011/05/31~2011/06/09

3. Volume, unit price, and total monetary amount of the transaction: Total amount of the transaction: NT$473,573,461.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Polaris Securities and Mega Securities; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: cash payment; Restrictive covenants in the contract and other important stipulations: None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the negotiated price; The price was based on the market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Volume: N/A; Amount: denomination NT$3,160,000,000; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.08% of total assets; 7.02% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$54,212,611,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.25

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

Exhibit 4

The Company announces its unaudited revenue for May 2011

Date of events: 2011/06/10

Contents:

1. Date of occurrence of the event: 2011/06/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced a 2.3% year-over-year increase in total revenue to NT$15.58 billion in May 2011. Operating income decreased by 3.3% year-over-year to NT$4.50 billion, net income increased by 12.6% year-over-year to NT$4.32 billion, and EPS rose by 40.0% to NT$0.56. The revenue increase was primarily attributable to the rise in local fixed line revenue resulting from the shift of the pricing right of a fixed-to-mobile call from mobile operators to fixed network operators, as well as to the growth in mobile value added services and broadband access service, which offset the impact of the new wave price reduction starting from April 2011 and the pricing right shift on mobile revenue. The decrease in operating income was primarily due to the rise in interconnection and transition fees resulting from the pricing right shift, as well as the higher maintenance fee for promoting mobile internet service and migrating broadband customers to higher speed services. The increase in net income was primarily due to the completion of the land development project by subsidiary Light Era and the accompanying recognition of a proportion of sales as revenue, which resulted in a rise in long-term equity investments under the equity method and a net gain on disposal of property. The reduction in the corporate income tax rate effective in June 2010 from 20% to 17% also contributed to the rise in net income. The increase in EPS was mainly due to the rise in net income and the capital reduction in January 2011, which decreased the number of weighted average outstanding shares.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 5

Chunghwa Telecom

June 10, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2011

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%

May	Invoice amount	16,349,791	16,535,751	(-) 185,960	(-) 1.12%

Jan-May	Invoice amount	78,193,855	84,159,433	(-) 5,965,578	(-) 7.09%

May	Net sales	15,580,335	15,230,759	(+) 349,576	(+) 2.30%

Jan-May	Net sales	79,182,156	76,417,482	(+) 2,764,674	(+) 3.62%

b	Trading purpose: None